EDGE CORPORATE FINANCE, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Current Assets

Cash and cash equivalents	$	123,948
Accounts receivable		27,843
Other investments		100
Prepaid expenses - related party (Note C)		56,245
Other assets		8,663
TOTAL ASSETS	$	216,799

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities

Accounts payable	$	33,406
Total liabilities		33,406
Member's Equity		183,393
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	216,799

See accompanying notes.

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